UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Societal CDMO, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

75629F109
(CUSIP Number)

April 8, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Entity’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75629F109

(1)	Names of Reporting Entities First Light Asset Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each Reporting Entity 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of Reporting Entity (see instructions) IA

CUSIP No. 75629F109

(1)	Names of Reporting Entities Mathew P. Arens
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) AF, PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each Reporting Entity 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of Reporting Entity (see instructions) HC, IN

Explanatory Note: This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 25, 2023 (the “Original Schedule 13D”), which relates to shares of Common Stock, $0.01 par value per share (“Common Stock”) of Societal CDMO, Inc., a Pennsylvania corporation (the “Company”). Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended to include the following:

Merger Agreement and Support Agreements

On February 28, 2024, the Company, CoreRx, Inc., a Florida corporation (“Parent”), and Cane Merger Sub, Inc., a Pennsylvania corporation and a wholly owned subsidiary of Parent (“Purchaser”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein, Purchaser agreed to commence a tender offer (the “Offer”) to acquire all of the issued and outstanding shares of Common Stock for $1.10 per share (the “Offer Price”), in cash, subject to any applicable withholding of taxes and without interest.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is listed as Exhibit 99.1 hereto and incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 28, 2024.

In connection with the execution of the Merger Agreement, the directors and executive officers of the Company and certain of their affiliates, along with certain other shareholders of the Company, including First Light Asset Management, LLC (the “Supporting Shareholders”), entered into Tender and Support Agreements with Parent and Purchaser (the “Support Agreements”). Under the terms of the Support Agreements, each Supporting Shareholder agreed, among other things, to tender, pursuant to the Offer, their shares of Common Stock in the Offer, vote their shares of Common Stock in favor of the Merger (as defined below), if applicable, and, subject to certain exceptions, not to transfer any of the shares of Common Stock.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Support Agreement, which is listed as Exhibit 99.2 hereto and incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 28, 2024.

The Offer expired on April 5, 2024, and was not extended. Each condition to the Offer was satisfied or waived, and, on April 8, 2024, Purchaser irrevocably accepted for payment all shares of Common Stock that were validly tendered and not validly withdrawn pursuant to the Offer. Following the consummation of the Offer, upon the terms and conditions set forth in the Merger Agreement and in accordance with the Pennsylvania Business Corporation Law, as amended, Purchaser merged with and into the Company (the “Merger”), with the Company surviving as a direct wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each share (other than shares (i) held by the Company (including those held in the Company’s treasury), (ii) that as of immediately prior to the Effective Time were owned by Parent or Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (iii) irrevocably accepted for payment in the Offer, or (iv) held by holders who have properly exercised their appraisal rights) was automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any withholding of applicable taxes.

In addition, as of the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof:

•	Each option to purchase shares of Common Stock (“Company Option”), whether vested or unvested, that had a per share exercise price that was less than the Offer Price (each, an “In-the-Money Option”) that was outstanding and unexercised immediately prior to the Effective Time was, if applicable, automatically accelerated and became fully vested, and cancelled and automatically converted into the right to receive cash in an amount equal to the product of (i) the total number of shares of Common Stock subject to such fully vested In-the-Money Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (A) the Offer Price minus (B) the exercise price payable per share of Common Stock under such In-the-Money Option;

•	Each Company Option that had a per share exercise price equal to or greater than the Offer Price, whether vested or unvested, that was outstanding and unexercised immediately prior to the Effective Time was cancelled without any consideration payable in respect therefor;

•	Each restricted stock unit of the Company (“Company RSU”) that was outstanding immediately prior to the Effective Time, whether vested or unvested, was automatically accelerated, became fully vested and cancelled and automatically converted into the right to receive cash in an amount equal to the product of (i) the total number of shares of Common Stock issuable in settlement of such Company RSU, immediately prior to the Effective Time, multiplied by (ii) the Offer Price;

•	Each Out-of-the-Money Warrant (as defined in the Merger Agreement) that was then outstanding as of immediately prior to the Effective Time was cancelled without any consideration payable (whether in the form of cash or otherwise) therefor, whether before or after the Effective Time; and

•	Each holder of a Company Pre-Funded Warrant (as defined in the Merger Agreement) that was then outstanding and unexercised as of immediately prior to the Effective Time executed a warrant cancellation agreement entitling the holder to receive a cash amount determined based on the total number of shares subject to such Pre-Funded Warrant immediately prior to the Effective Time, multiplied by the excess of (A) the Offer Price minus (B) the exercise price payable per share under such Pre-Funded Warrant.

In accordance with the terms of the Merger Agreement, Mathew P. Arens resigned as a director of the Company. At the Effective Time, each of the Reporting Persons ceased to be the beneficial owner of any shares of Common Stock of the Company.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated to read as follows:

(a)-(b) As a result of the Merger, as described in Item 4 of this Amendment No. 1, the Reporting Persons do not beneficially own any shares of Common Stock, nor do they have any voting power or dispositive power over any shares of Common Stock.

(c) Except as set forth in Item 4 of this Amendment No. 1, none of the Reporting Persons has effected any transaction of the Company’s shares of Common Stock in the last 60 days.

(d) Not applicable.

(e) At the Effective Time, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated to read as follows:

Except for the information set forth in Item 4 of this Statement, which is incorporated into this Item 6 by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to securities of the Company.

Item 7.	Material to Be Filed as Exhibits.

99.1	Agreement and Plan of Merger, dated as of February 28, 2024, by and among CoreRx, Inc., Cane Merger Sub, Inc. and Societal CDMO, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission on February 28, 2024)

99.2	Form of Tender and Support Agreement, dated as of February 28, 2024, by and among CoreRx, Inc., Cane Merger Sub, Inc. and each Supporting Shareholder (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission on February 28, 2024)

99.3	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission on August 25, 2023)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2024

FIRST LIGHT ASSET MANAGEMENT, LLC

/s/ Kurt T. Peterson
Name:	Kurt T. Peterson
Title:	Chief Compliance Officer

MATHEW P. ARENS

/s/ Mathew P. Arens
Name:	Mathew P. Arens